Pinnacle Foods, Inc.
                               980 Glasgow Street
                               Pottstown, PA 19464



                                                                  March 27, 2001




VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0306
Attn: Peggy Fischer, Assistant Director
Division of Corporation Finance


                  Re:      Pinnacle Foods, Inc. (the "Company")
                           File No.:0-32299
                           --------------------------------------------

Dear Ms. Fischer:

                  On or about February 5, 2001 we filed with the Commission a Registration Statement on Form 10-SB to register shares of our Common Stock on a voluntary basis (Registration is not required by the Exchange Act.) The filing has not yet become effective. In fact, The Registration Statement is scheduled to become effective on April 6, 2001 pursuant to Section 12(g)(1)(B).

                  For a number of reasons, including the fact that our audited financial statements for the year ended December 31, 2000 will not be available prior to April 6, 2001, we respectfully request withdrawal of the applicable Registration Statement prior to effectiveness. We intend to re-file the Registration Statement as soon as practicable after the necessary financial information has been prepared.

                  Thank you for your consideration.


                                               Sincerely,

                                               /s/ Michael D. Queen

                                               Michael D. Queen,
                                               President
MDQ/lns